Exhibit 99.1

I-Mab Regains Compliance with Nasdaq Minimum Bid Price Requirement

ROCKVILLE, MD, June 12, 2025 (GLOBE NEWSWIRE) -- I-Mab (NASDAQ: IMAB) (“I-Mab” or the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced that on June 11, 2025 it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had regained compliance with Nasdaq’s $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Listing Rule”). The Company’s American Depositary Shares (“ADSs”) will continue to be listed and traded on Nasdaq.

To regain compliance with the Listing Rule, the Company’s ADSs were required to maintain a minimum closing bid price of $1.00 for at least 10 consecutive business days, which was achieved on June 10, 2025. Nasdaq has stated that this matter is now closed.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first-line metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig was observed to maintain a strong tumor-binding property and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with Claudin 18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

For more information, please visit www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

IR@imabbio.com